Pricing Supplement dated January 11, 2012 as amended as of January 17, 2012 (To the Prospectus dated August 31, 2010, the Prospectus Supplement dated May 27, 2011)	Filed Pursuant to Rule 424(b)(2) Registration No. 333-169119

$ 3,225,000 Capped Market Plus Notes due July 16, 2013 Linked to the Performance of a Basket of Commodities and a Commodity Index Global Medium-Term Notes, Series A

General

•                   The Notes are designed for investors who seek a return linked to a weighted basket of commodities and a commodity index.  Investors should be willing to forgo interest payments and, if the basket declines by more than 20% over the term of the Notes, be willing to lose up to 100% of their principal.

•                   Senior unsecured obligations of Barclays Bank PLC maturing July 16, 2013†.

•                   Minimum denominations of $10,000 and integral multiples of $1,000 in excess thereof.

•                   The Notes priced on January 11, 2012 (the “pricing date”) and are expected to issue on or about January 17, 2012 (the “issue date”).

Key Terms	Terms used in this pricing supplement, but not defined herein, shall have the meanings ascribed to them in the prospectus supplement.

Issuer:	Barclays Bank PLC

Reference Asset:	A basket comprised of the following commodities (each a “basket component”, and together, the “basket components”) in weighted allocations:
	Basket Component	Bloomberg ticker symbol††	Weight	Initial Value
	Brent Crude, as described under “Reference Assets—Commodities—Settlement Price” in the prospectus supplement.	CO1 <Comdty>	25%	US$112.24/ barrel
	Platinum, as described under “Reference Assets—Commodities—Settlement Price” in the prospectus supplement.	PLTMLNPM <Comdty>	25%	US$1,489.00/troy ounce
	Copper, as described under “Reference Assets—Commodities—Settlement Price” in the prospectus supplement.	LOCADY<Comdty>	25%	US$7,689.50/tonne
	S&P GSCI® Grains Index Excess Return. For a description of the Index, see the information set forth under “Description of the S&P GSCI® Grains Index Excess Return” in this pricing supplement.	SPGCGRP <Index>	25%	41.51676

Maximum Return:	20.00%

Contingent Minimum Return:	7.30%

Payment at Maturity:

If the basket return is equal to or greater than -20%, you will receive at maturity a cash payment equal to the principal amount of your Notes plus the product of (i) 100% of your principal amount and  (ii) the greater of (a) the contingent minimum return and (b) the basket return, subject to the maximum return on the Notes of 20.00%, which entitles you to a maximum payment of $1,200.00 for every $1,000 principal amount Note that you hold.  Accordingly, if the basket return is greater than -20%, your payment at maturity per $1,000 principal amount Note would be calculated as follows, subject to the maximum return:

$1,000 + [$1,000 x the greater of (a) Contingent Minimum Return and (b) Basket Return]

If the basket return is less than -20%, you will lose 1 % of the principal amount of your Notes for every 1% that the final basket level declines from the initial basket level.  Accordingly, you will receive at maturity a cash payment equal to the principal amount of your Notes plus the product of (i) 100% of your principal amount and (ii) the basket return, calculated as follows per $1,000 principal amount Note:

$1,000 + [$1,000 x Basket Return]

You may lose some or all of your principal if you invest in the Notes. Any payment on the Notes, including any repayment of principal, is subject to the creditworthiness of the Issuer and is not guaranteed by any third party. For a description of risks with respect to the ability of Barclays Bank PLC to satisfy its obligations as they come due, see “Credit of Issuer” in this pricing supplement.

Basket Return:	The performance of the reference asset from the initial basket level to the final basket level, calculated as follows: Final Basket Level – Initial Basket Level Initial Basket Level
Initial Basket Level:	Set equal to 100 on the pricing date.

Final Basket Level:

The final basket level will be calculated as follows:

100 x [1 + (Brent Crude return x 25%) + (Platinum return x 25%) +  (Copper return x 25%) + (SPGCGRP return x 25%) ]

The returns set forth in the formula above reflect the performance of each basket component as described under “Commodity Return” below.

Commodity Return:

The performance of the basket component from the initial value to the final value, calculated as follows:

Final Value – Initial Value
Initial Value

Where,

Initial Value  = for each basket component, the initial value is the settlement price or the closing level, as applicable, of the basket component on the pricing date, determined as described under “Reference Asset” above;

Final Value= with respect to each basket component, the final value will equal to the settlement price or the closing level, as applicable, of the basket component on the final valuation date, determined as described under “Reference Asset” above.

Final Valuation Date:	July 11, 2013†

Maturity Date:	July 16, 2013†

Change in Law Redemption Event:

Upon the occurrence of a Change in Law (as defined below) that, in our sole determination, would, or is reasonably likely to:  (i) have an adverse effect upon, or otherwise require us or our affiliates to unwind or terminate, in whole or in part, any of the positions, transactions or contractual arrangements pursuant to which we or our affiliates have hedged, individually or on a portfolio basis, our obligations under the Notes; or (ii) restrict our ability, or make it reasonably impracticable, to maintain existing hedging positions, enter into future transactions or contractual arrangements, or to establish or modify positions, to hedge, individually or on a portfolio basis, our obligations under the Notes, we may, but are not obligated to, redeem the Notes in whole (but not in part) in accordance with the provisions set forth herein at the redemption amount on the redemption date. See “Change in Law Redemption Event” in this pricing supplement.

Hedging Disruption Redemption Event:

Upon the occurrence of a Hedging Disruption Event (as defined below), we may, but are not obligated to, redeem the Notes in whole (but not in part) at our sole discretion at the redemption amount on the redemption date.  See “Hedging Disruption Redemption Event” in this pricing supplement.

Redemption Amount:

In the case of a Change in Law Redemption Event or a Hedging Disruption Redemption Event, the redemption amount will be equal to an amount determined in good faith in a commercially reasonable manner by the Calculation Agent, in its sole discretion, taking into account the latest available quotations for the basket components, the futures contracts comprising the basket components (if applicable) and any other information that it deems relevant.

Redemption Date†:

The fifth business day following the date on which we provide written notice to the Depository Trust Company (“DTC”) of our election to redeem the Notes pursuant to a Change in Law Redemption Event or Hedging Disruption Redemption Event (the “Notice Date”).

Calculation Agent:	Barclays Bank PLC

CUSIP/ISIN:	06738KG96 /US06738KG963

†                     Subject to postponement in the event of a market disruption event as described under “Reference Assets— Commodities —Market Disruption Events Relating to Securities with a Commodity as the Reference Asset” , “Reference Assets—Indices—Market Disruption Events for Securities with the Reference Asset Comprised of an Index or Indices of Commodities” and “Reference Assets—Baskets—Market Disruption Events for Securities with the Reference Asset Comprised of a Basket of Multiple Indices, Equity Securities, Foreign Currencies, Interest Rates, Commodities, Any Other Assets or Any Combination Thereof” in the prospectus supplement.

††                For reference purposes only, the values of the basket components on the pricing date and the final valuation date may be seen using the indicated Bloomberg tickers.  However, if there is any discrepancy between the values specified on Bloomberg and those determined by the calculation agent in accordance with the information set forth under “Reference Asset” above, the values determined by the calculation agent shall prevail.

Investing in the Notes involves a number of risks.  See “Risk Factors” beginning on page S-6 of the prospectus supplement and “Selected Risk Considerations” beginning on page PS-7 of this pricing supplement.

The Notes will not be listed on any U.S. securities exchange or quotation system. Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined that this pricing supplement is truthful or complete. Any representation to the contrary is a criminal offense.

We may use this pricing supplement in the initial sale of Notes. In addition, Barclays Capital Inc. or another of our affiliates may use this pricing supplement in market resale transactions in any Notes after their initial sale. Unless we or our agent informs you otherwise in the confirmation of sale, this pricing supplement is being used in a market resale transaction.

The Notes are not bank deposits and are not insured by the U.S. Federal Deposit Insurance Corporation or any other governmental agency, nor are they obligations of, or guaranteed by, a bank.  The Notes are not guaranteed under the Federal Deposit Insurance Corporation’s Temporary Liquidity Guarantee Program.

	Price to Public[1]	Agent’s Commission	Proceeds to Barclays Bank PLC
Per Note	100%	1.25%	98.75%
Total	$3,225,000	$40,312.50	$3,184,687.50

1                     The price to the public for any single purchase by an investor in certain trust accounts, who is not being charged the full selling concession or fee by other dealers of approximately 1.25%, is 98.75%.  The price to the public for all other purchases of Notes is 100%.

JPMorgan Placement Agent

ADDITIONAL TERMS SPECIFIC TO THE NOTES

You should read this pricing supplement together with the prospectus dated August 31, 2010, as supplemented by the prospectus supplement dated May 27, 2011 relating to our Global Medium-Term Notes, Series A, of which these Notes are a part.  This pricing supplement, together with the documents listed below, contains the terms of the Notes and supersedes all prior or contemporaneous oral statements as well as any other written materials including preliminary or indicative pricing terms, correspondence, trade ideas, structures for implementation, sample structures, brochures or other educational materials of ours.  You should carefully consider, among other things, the matters set forth under “Risk Factors” in the prospectus supplement as the Notes involve risks not associated with conventional debt securities.  We urge you to consult your investment, legal, tax, accounting and other advisors before you invest in the Notes.

You may access these documents on the SEC website at www.sec.gov as follows (or if such address has changed, by reviewing our filings for the relevant date on the SEC website):

•                  Prospectus dated August 31, 2010:

http://www.sec.gov/Archives/edgar/data/312070/000119312510201448/df3asr.htm

•                  Prospectus Supplement dated May 27, 2011:

http://www.sec.gov/Archives/edgar/data/312070/000119312511152766/d424b3.htm

Our SEC file number is 1-10257.  As used in this pricing supplement, the “Company,” “we,” “us,” or “our” refers to Barclays Bank PLC.

What is the Total Return on the Notes at Maturity Assuming a Range of Performance for the Reference Asset?

The following table illustrates the hypothetical total return at maturity on the Notes.  The “total return” as used in this pricing supplement is the number, expressed as a percentage, that results from comparing the payment at maturity per $1,000 principal amount Note to $1,000.  The hypothetical total returns set forth below are for illustrative purposes only and may not be the actual total returns applicable to a purchaser of the Notes.  The numbers appearing in the following table and examples have been rounded for ease of analysis.  The examples below do not take into account any tax consequences from investing in the Notes.

Final Basket Level	Basket Return	Payment at Maturity	Total Return on the Notes
170.00	70.00%	$1,200.00	20.00%
160.00	60.00%	$1,200.00	20.00%
150.00	50.00%	$1,200.00	20.00%
140.00	40.00%	$1,200.00	20.00%
130.00	30.00%	$1,200.00	20.00%
120.00	20.00%	$1,200.00	20.00%
115.00	15.00%	$1,150.00	15.00%
110.00	10.00%	$1,100.00	10.00%
107.50	7.50%	$1,075.00	7.50%
105.00	5.00%	$1,073.00	7.30%
102.50	2.50%	$1,073.00	7.30%
100.00	0.00%	$1,073.00	7.30%
95.00	-5.00%	$1,073.00	7.30%
90.00	-10.00%	$1,073.00	7.30%
85.00	-15.00%	$1,073.00	7.30%
80.00	-20.00%	$1,073.00	7.30%
70.00	-30.00%	$700.00	-30.00%
60.00	-40.00%	$600.00	-40.00%
50.00	-50.00%	$500.00	-50.00%
40.00	-60.00%	$400.00	-60.00%
30.00	-70.00%	$300.00	-70.00%
20.00	-80.00%	$200.00	-80.00%
10.00	-90.00%	$100.00	-90.00%
0.00	-100.00%	$0.00	-100.00%

Hypothetical Examples of Amounts Payable at Maturity

The following examples illustrate how the total returns set forth in the table above are calculated, assuming an initial investment of $1,000.

Example 1:  The basket level increases from an initial basket level of 100 to a final basket level of 140.

Step 1: Calculate the Commodity Return for each Basket Component.

Basket Component	Initial Value	Final Value	Weight	Commodity Return
Brent Crude (USD/barrel)	112.24	95.40	25.00%	-15%
Platinum (USD/troy ounce)	1,489.00	2,531.30	25.00%	70%
Copper (USD/tonne)	7,689.50	12,687.68	25.00%	65%
S&P GSCI® Grains Index Excess Return (SPGCGRP)	41.51676	58.12346	25.00%	40%

The commodity return of each basket component is the performance of the basket component from the initial value to the final value, calculated as follows:

Final Value – Initial Value
Initial Value

Step 2: Calculate the Final Basket Level.

The final basket level is calculated as follows:

100 x [1 + (-15% x 25.00%) + (70% x 25.00%) + (65% x 25.00%) + (40% x 25.00%) ]  = 140

Step 3: Calculate the Basket Return.

The basket return reflects the performance of the basket, calculated as follows:

= 40.00%

Step 4: Calculate the Payment at Maturity.

Because the basket return is equal to or greater than -20% and greater than the maximum return on the Notes, the payment at maturity per $1,000 principal amount Note is calculated as follows:

$1,000 + [$1,000 x Maximum Return]

$1,000 + [$1,000 x 20.00%] = $1,200.00

Therefore, the payment at maturity is $1,200.00 per $1,000 principal amount Note, representing the maximum return on investment over the term of the Notes.

Example 2:  The basket level increases from an initial basket level of 100 to a final basket level of 115.

Step 1: Calculate the Commodity Return for each Basket Component.

Basket Component	Initial Value	Final Value	Weight	Commodity Return
Brent Crude (USD/barrel)	112.24	140.30	25.00%	25%
Platinum (USD/troy ounce)	1,489.00	1,935.70	25.00%	30%
Copper (USD/tonne)	7,689.50	7,151.24	25.00%	-7%
S&P GSCI® Grains Index Excess Return (SPGCGRP)	41.51676	46.49877	25.00%	12%

The commodity return of each basket component is the performance of the basket component from the initial value to the final value, calculated as follows:

Final Value – Initial Value
Initial Value

Step 2: Calculate the Final Basket Level.

The final basket level is calculated as follows:

100 x [1 + (25% x 25.00%) + (30% x 25.00%) + (-7% x 25.00%) + (12% x 25.00%) ]  = 115

Step 3: Calculate the Basket Return.

The basket return reflects the performance of the basket, calculated as follows:

= 15.00%

Step 4: Calculate the Payment at Maturity.

Because the basket return is equal to or greater than -20% and greater than the contingent minimum return but less than the maximum return on the Notes, the payment at maturity per $1,000 principal amount Note is calculated as follows:

$1,000 + [$1,000 x Basket Return]

$1,000 + [$1,000 x 15.00%] = $1,150.00

Therefore, the payment at maturity is $1,150.00 per $1,000 principal amount Note, representing a 15.00% return on investment over the term of the Notes.

Example 3:  The basket level increases from an initial basket level of 100 to a final basket level of 105.

Step 1: Calculate the Commodity Return for each Basket Component.

Basket Component	Initial Value	Final Value	Weight	Commodity Return
Brent Crude (USD/barrel)	112.24	95.40	25.00%	-15%
Platinum (USD/troy ounce)	1,489.00	1,935.70	25.00%	30%
Copper (USD/tonne)	7,689.50	7,151.24	25.00%	-7%
S&P GSCI® Grains Index Excess Return (SPGCGRP)	41.51676	46.49877	25.00%	12%

The commodity return of each basket component is the performance of the basket component from the initial value to the final value, calculated as follows:

Final Value – Initial Value
Initial Value

Step 2: Calculate the Final Basket Level.

The final basket level is calculated as follows:

100 x [1 + (-15% x 25.00%) + (30% x 25.00%) + (-7% x 25.00%) + (12% x 25.00%) ]  = 105

Step 3: Calculate the Basket Return.

The basket return reflects the performance of the basket, calculated as follows:

= 5.00%

Step 4: Calculate the Payment at Maturity.

Because the basket return is equal to or greater than -20% but less than the contingent minimum return on the Notes, the payment at maturity per $1,000 principal amount Note is calculated as follows:

$1,000 + [$1,000 x Contingent Minimum Return]

$1,000 + [$1,000 x 7.30%] = $1,073.00

Therefore, the payment at maturity is $1,073.00 per $1,000 principal amount Note, representing a 7.30% return on investment over the term of the Notes.

Example 4:  The basket level decreases from an initial basket level of 100 to a final basket level of 95.

Step 1: Calculate the Commodity Return for each Basket Component.

Basket Component	Initial Value	Final Value	Weight	Commodity Return
Brent Crude (USD/barrel)	112.24	142.54	25.00%	27%
Platinum (USD/troy ounce)	1,489.00	1,831.47	25.00%	23%
Copper (USD/tonne)	7,689.50	4,613.70	25.00%	-40%
S&P GSCI® Grains Index Excess Return (SPGCGRP)	41.51676	29.06173	25.00%	-30%

The commodity return of each basket component is the performance of the basket component from the initial value to the final value, calculated as follows:

Final Value – Initial Value
Initial Value

Step 2: Calculate the Final Basket Level.

The final basket level is calculated as follows:

100 x [1 + (27% x 25.00%) + (23% x 25.00%) + (-40% x 25.00%) + (-30% x 25.00%) ]  = 95

Step 3: Calculate the Basket Return.

The basket return reflects the performance of the basket, calculated as follows:

= -5.00%

Step 4: Calculate the Payment at Maturity.

Because the basket return is equal to or greater than -20% but less than the contingent minimum return on the Notes, the payment at maturity per $1,000 principal amount Note is calculated as follows:

$1,000 + [$1,000 x Contingent Minimum Return]

$1,000 + [$1,000 x 7.30%] = $1,073.00

Therefore, the payment at maturity is $1,073.00 per $1,000 principal amount Note, representing a 7.30% return on investment over the term of the Notes.

Example 5:  The basket level decreases from an initial basket level of 100 to a final basket level of 60.

Step 1: Calculate the Commodity Return for each Basket Component.

Basket Component	Initial Value	Final Value	Weight	Commodity Return
Brent Crude (USD/barrel)	112.24	78.57	25.00%	-30%
Platinum (USD/tonne)	1,489.00	744.50	25.00%	-50%
Copper (USD/tonne)	7,689.50	3,844.75	25.00%	-50%
S&P GSCI® Grains Index Excess Return (SPGCGRP)	41.51676	29.06173	25.00%	-30%

The commodity return of each basket component is the performance of the basket component from the initial value to the final value, calculated as follows:

Final Value – Initial Value
Initial Value

Step 2: Calculate the Final Basket Level.

The final basket level is calculated as follows:

100 x [1 + (-30% x 25.00%) + (-50% x 25.00%) + (-50% x 25.00%) + (-30% x 25.00%) ] = 60

Step 3: Calculate the Basket Return.

The basket return reflects the performance of the basket, calculated as follows:

= -40.00%

Step 4: Calculate the Payment at Maturity.

Because the basket return is less than -20%, the payment at maturity per $1,000 principal amount Note is calculated as follows:

$1,000 + [$1,000 x Basket Return]

$1,000 + [$1,000 x -40.00%] = $600

Therefore, the payment at maturity is $600 per $1,000 principal amount Note, representing a 40% loss on investment over the term of the Notes.

Selected Purchase Considerations

•      Market Disruption Events and Adjustments—The final valuation date, the maturity date, the payment at maturity, the basket components and the basket are subject to adjustment as described in the following sections of the prospectus supplement:

o      For a description of what constitutes a market disruption event as well as the consequences of that market disruption event, see “Reference Assets—Commodities—Market Disruption Events Relating to Securities with a Commodity as the Reference Asset”, “Reference Assets—Indices—Market Disruption Events for Securities with the Reference Asset Comprised of an Index or Indices of Commodities” and “Reference Assets—Baskets—Market Disruption Events for Securities with the Reference Asset Comprised of a Basket of Multiple Indices, Equity Securities, Foreign Currencies, Interest Rates, Commodities, Any Other Assets or Any Combination Thereof”; and

o      For a description of further adjustments that may affect the reference asset, see “Reference Assets—Commodities—Discontinuation of Trading; Alteration of Method of Calculation”, “Reference Assets—Indices—Adjustments Relating to Securities with the Reference Asset Comprised of an Index or Indices” and “Reference Assets—Baskets—Adjustments Relating to Securities with the Reference Asset Comprised of a Basket”.

•      Limited Protection Against Loss—Payment at maturity of the principal amount of the Notes is protected against a decline in the final basket level, as compared to the initial basket level, of up to 20%.  If the final basket level declines from the initial basket level by more than 20%, you will lose an amount equal to 1% of the principal amount of your Notes for every 1% that the final basket level declines from the initial basket level.  Because the Notes are our senior unsecured obligations, payment of any amount at maturity is subject to our ability to pay our obligations as they become due and is not guaranteed by any third party. For a description of risks with respect to the ability of Barclays Bank PLC to satisfy its obligations as they come due, see “Selected Risk Considerations—Credit of Issuer” in this pricing supplement

•      We May, But Are Not Obligated to, Redeem the Notes Upon the Occurrence of a Change in Law Redemption Event or Hedging Disruption Event—We have the right to redeem or “call” your Notes without your consent at our sole discretion upon the occurrence of a Change in Law Redemption Event or a Hedging Disruption Event (both events as described below).

The commodity futures contracts included in the basket (including the futures contracts that underlie the indices included in the basket) are subject to legal and regulatory regimes that are in the process of changing in the United States and, in some cases, in other countries. For example, the United States Congress has enacted legislation that is, among other things, intended to limit speculation and increase transparency in the commodity markets and regulate the over-the-counter derivatives markets. The legislation requires the Commodity Futures Trading Commission (the “CFTC”) to adopt rules on a variety of issues and many provisions of the legislation will not become effective until such rules are adopted.

Among other things, the legislation requires that most over-the-counter transactions be executed on organized exchanges or facilities and be cleared through regulated clearing houses, and requires registration of, and imposes regulations on, swap dealers and major swap participants.  The legislation also authorizes the CFTC to adopt rules with respect to the establishment of limits on futures positions that are not entered into or maintained for “bona fide” hedging purposes, as defined in the legislation.  The legislation also requires the CFTC to apply its position limits on physical commodities across the futures positions held by a market participant on any exchange or trading facility, together with its positions in swaps that are “economically equivalent”  to the specified exchange-traded futures that are subject to position limits. The enactment of the legislation, and the CFTC’s adoption of rules on position limits, which have been adopted but have not yet become effective, could limit the extent to which entities can enter into transactions in exchange-traded futures contracts as well as related swaps and could make participation in the markets more burdensome and expensive. Any such limitations could restrict or prevent our ability to hedge our obligations under the Notes.  If they are imposed, those restrictions on effecting transactions in the futures markets could substantially reduce liquidity in the commodity futures contracts included in the basket, which could adversely affect the prices of such contracts and, in turn, the market value of the Notes and the amounts payable on the Notes.  In addition, other parts of the legislation, by increasing regulation of, and imposing additional costs on, swap transactions, could reduce trading in the swap market and therefore in the futures markets, which would further restrict liquidity and adversely affect prices.  Any such restrictions could restrict or prevent our ability to hedge our obligations under the Notes.  If such restrictions are imposed on market participants, we or our affiliates may be unable to effect, or may be required to unwind, in whole or in part, transactions necessary to hedge our obligations under the Notes, in which case we will have the right, but not the obligation, to redeem your Notes.

If we exercise our right to redeem the Notes upon the occurrence of a Change in Law Redemption Event or Hedging Disruption Event, the payment you receive may be less than the payment that you would have otherwise been entitled to receive at maturity, and you may not be able to reinvest any amounts received on the redemption date in a comparable investment. Our right to redeem the Notes upon the occurrence of a Change in Law Redemption Event or Hedging Disruption Event may also adversely impact your ability to sell your Notes, and/or the price at which you may be able to sell your Notes, following the occurrence of such Change in Law Redemption Event or Hedging Disruption Event.

Moreover, even if such legislative, regulatory or other market changes do not result in a Change in Law Redemption Event or Hedging Disruption Event, or we do not exercise our right to redeem the Notes, the restrictions on effecting transactions in the futures markets could substantially reduce liquidity in the contracts included in the basket, which could adversely affect the prices of such contracts and, in turn, the return on and the value of the Notes.

Our right to redeem the Notes does not mean that you have any right to require us to repay your Notes prior to maturity.

•      Material U.S. Federal Income Tax Considerations— The material tax consequences of your investment in the Notes are summarized below.  The discussion below supplements the discussion under “Certain U.S. Federal Income Tax Considerations” in the accompanying prospectus supplement.  As described in the prospectus supplement, this section applies to you only if you are a U.S. holder (as defined in the accompanying prospectus supplement) and you hold your Notes as capital assets for tax purposes and does not apply to you if you are a member of a class of holders subject to special rules or are otherwise excluded from the discussion in the prospectus supplement (for example, if you did not purchase your Notes in the initial issuance of the Notes).

The United States federal income tax consequences of your investment in the Notes are uncertain and the Internal Revenue Service could assert that the Notes should be taxed in a manner that is different than described below.  Pursuant to the terms of the Notes, Barclays Bank PLC and you agree, in the absence of a change in law or an administrative or judicial ruling to the contrary, to characterize your Notes as a pre-paid cash-settled executory contract with respect to the Reference Asset.  If your Notes are so treated, you should generally recognize capital gain or loss upon the sale, redemption or maturity of your Notes in an amount equal to the difference between the amount you receive at such time and the amount you paid for your Notes.  Such gain or loss should generally be long-term capital gain or loss if you have held your Notes for more than one year.

In the opinion of our special tax counsel, Sullivan & Cromwell LLP, it would be reasonable to treat your Notes in the manner described above.  This opinion assumes that the description of the terms of the Notes in this preliminary pricing supplement is materially correct.

As discussed further in the accompanying prospectus supplement, the Treasury Department and the Internal Revenue Service are actively considering various alternative treatments that may apply to instruments such as the Notes, possibly with retroactive effect.  Other alternative treatments for your Notes may also be possible under current law.  For example, it is possible that the Internal Revenue Service could assert that you should be treated as if you owned the underlying components of the Reference Asset and/or the underlying components of the S&P GSCI Grains Excess Return (the “Index Component”).  Under such a characterization, it is possible that the Internal Revenue Service could assert that Section 1256 of the Internal Revenue Code should apply to the portion of your Notes that reflects the performance of futures contracts.  If Section 1256 were to apply to your Notes, gain or loss recognized with respect to such portion of your Notes would be treated as 60% long-term capital gain or loss and 40% short-term capital gain or loss, without regard to your holding period in the Notes.  You would also be required to mark such portion of your Notes to market at the end of each year (i.e., recognize gain or loss as if the Notes or the relevant portion of the Notes had been sold for fair market value).  Additionally, it is also possible that you could be required to recognize gain or loss each time a contract tracked by the Index Component rolls.

It is also possible that the Internal Revenue Service could assert that your Notes should be treated as partially giving rise to “collectibles” gain or loss if you have held your Notes for more than one year, although we do not think such a treatment would be appropriate in this case because (i) a sale or exchange of the Notes is not a sale or exchange of a collectible but is rather a sale or exchange of an executory contract that reflects the value of a collectible, and (ii) the executory contract tracks the value of collectibles only to a limited extent.  “Collectibles” gain is currently subject to tax at marginal rates of up to 28%.

For a further discussion of the tax treatment of your Notes as well as other possible alternative characterizations, please see the discussion under the heading “Certain U.S. Federal Income Tax Considerations—Certain Notes Treated as Forward Contracts or Executory Contracts” in the accompanying prospectus supplement. You should consult your tax advisor as to the possible alternative treatments in respect of the Notes.  For additional, important considerations related to tax risks associated with investing in the Notes, you should also examine the discussion in “Selected Risk Considerations—Taxes”, in this preliminary pricing supplement.

“Specified Foreign Financial Asset” Reporting.  Under legislation enacted in 2010, owners of “specified foreign financial assets” with an aggregate value in excess of $50,000 (and in some circumstances, a higher threshold), may be required to file an information report with respect to such assets with their tax returns.  “Specified foreign financial assets” include any financial accounts maintained by foreign financial institutions as well as any of the following (which may include your Notes), but only if they are not held in accounts maintained by financial institutions:  (i) stocks and securities issued by non-U.S. persons, (ii) financial instruments and contracts held for investment that have non-U.S. issuers or counterparties and (iii) interests in foreign entities.  Holders are urged to consult their tax advisors regarding the application of this legislation to their ownership of the Notes.

Selected Risk Considerations

An investment in the Notes involves significant risks. Investing in the Notes is not equivalent to investing directly in the basket components.  These risks are explained in more detail in the “Risk Factors” sections of the prospectus supplement, including but not limited to the risk factors discussed under the following headings:

o      “Risk Factors—Risks Relating to All Securities”;

o      “Risk Factors—Additional Risks Relating to Notes Which Pay No Interest”;

o      “Risk Factors—Additional Risks Relating to Securities Which We May Call or Redeem (Automatically or Otherwise)”;

o      “Risk Factors— Additional Risks Relating to Securities Based on a Basket Comprised of More Than One Reference Asset”;

o      “Risk Factors—Additional Risks Relating to Notes Which Are Not Characterized as Being Fully Principal Protected or Are Characterized as Being Partially Protected or Contingently Protected”; and

o      “Risk Factors— Additional Risks Relating to Securities with Reference Assets That Are Commodities, an Index Containing Commodities, Shares or Other Interests in an Exchange-Traded Fund Invested in Commodities or Based in Part on Commodities.”

In addition to the risks discussed under the headings above, you should consider the following:

•      Your Investment in the Notes May Result in a Loss—The Notes do not guarantee any return of principal.  The return on the Notes at maturity is linked to the performance of the reference asset and will depend on whether, and the extent to which, the basket return is positive or negative.  If the final basket level declines from the initial basket level by more than 20%, your investment will be fully exposed to any decline in the reference asset from the initial basket level, and you may lose up to 100% of your initial investment.

•      Your Maximum Gain on the Notes Is Limited to the Maximum Return— If the basket return is greater than the contingent minimum return, for each $1,000 principal amount Note, you will receive at maturity $1,000 plus an additional amount that will not exceed a predetermined percentage of the principal amount, regardless of the appreciation in the reference asset, which may be significant.  We refer to this percentage as the maximum return, which will be set on the pricing date and will not be less than 20.00%

•      Credit of Issuer—The Notes are senior unsecured debt obligations of the issuer, Barclays Bank PLC and are not, either directly or indirectly, an obligation of any third party.  Any payment to be made on the Notes, including any principal protection provided at maturity, depends on the ability of Barclays Bank PLC to satisfy its obligations as they come due and is not guaranteed by any third party.  In the event Barclays Bank PLC were to default on its obligations, you may not receive any amounts owed to you under the terms of the Notes.

•      No Interest Payments—As a holder of the Notes, you will not receive interest payments.

•      Owning the Notes is not the Same as Owning the Commodities Underlying the Basket, Futures Contracts for Such Commodities or Certain Other Commodity Related Contracts Directly – The return on your Notes will not reflect the return you would realize if you actually purchased the commodities underlying the basket, futures contracts for such commodities or exchange-traded or over-the-counter instruments based on these commodities. You will not have any rights that holders of such assets or instruments have.

•      Certain Built-In Costs Are Likely to Adversely Affect the Value of the Notes Prior to Maturity—While the payment at maturity described in this pricing supplement is based on the full principal amount of your Notes, the original issue price of the Notes includes the agent’s commission and the cost of hedging our obligations under the Notes through one or more of our affiliates.  As a result, the price, if any, at which Barclays Capital Inc. and other affiliates of Barclays Bank PLC will be willing to purchase Notes from you in secondary market transactions will likely be lower than the original issue price, and any sale prior to the maturity date could result in a substantial loss to you.  The Notes are not designed to be short-term trading instruments.  Accordingly, you should be able and willing to hold your Notes to maturity.

•      Changes in the Values of the Basket Components May Offset Each Other—Movements in the basket components may not correlate with each other. At a time when the settlement price or closing level of one or more of the basket component increases, the settlement price or closing level of other basket components may not increase as much or may even decline. Therefore, in calculating the final basket level, increases in the values of one or more basket components may be moderated, or more than offset, by lesser increases or declines in the values of other basket components.

•      The Payment at Maturity on Your Notes is Not Based on the Final Values of the Basket Components at Any Time Other than Final Valuation Date —The final basket level and the basket return will be based solely on the settlement prices or closing levels, as applicable, of the basket components on the final valuation date (subject to adjustments as described in the prospectus supplement). Therefore, if the values of one or more basket components drops precipitously on the final valuation date, the payment at maturity that you will receive for your Notes may be significantly less than it would otherwise have been had the payment at maturity been linked to the values of the basket components prior to such drop. Although the settlement prices or closing levels, as applicable, of the basket components on the maturity date or at other times during the life of your Notes may be higher than such values on the final valuation date, you will not benefit from any such increases in the values of the basket components other than those increases, if any, represented by the final values on the final valuation date.

•      Lack of Liquidity—The Notes will not be listed on any securities exchange.  Barclays Capital Inc. and other affiliates of Barclays Bank PLC intend to offer to purchase the Notes in the secondary market but are not required to do so.  Even if there is a secondary market, it may not provide enough liquidity to allow you to trade or sell the Notes easily.  Because other dealers are not likely to make a secondary market for the Notes, the price at which you may be able to trade your Notes is likely to depend on the price, if any, at which Barclays Capital Inc. and other affiliates of Barclays Bank PLC are willing to buy the Notes.

•      Taxes— The U.S. federal income tax treatment of the Notes is uncertain and the Internal Revenue Service could assert that the Notes should be taxed in a manner that is different than described above.  As discussed further in the accompanying prospectus supplement, the Internal Revenue Service issued a notice in 2007 indicating that it and the Treasury Department are actively considering whether, among other issues, you should be required to accrue interest over the term of an instrument such as the Notes and whether all or part of the gain you may recognize upon the sale, redemption or maturity of an instrument such as the Notes could be treated as ordinary income.  Similarly, the Internal Revenue Service and the Treasury Department have current projects open with regard to the tax treatment of pre-paid forward contracts, contingent notional principal contracts and other derivative contracts.  While it is impossible to anticipate how any ultimate guidance would affect the tax treatment of instruments such as the Notes (and while any such guidance may be issued on a prospective basis only), such guidance could be applied retroactively and could in any case increase the likelihood that you will be required to accrue income over the term of an instrument such as the Notes even though you will not receive any payments with respect to the Notes until redemption or maturity.  The outcome of this process is uncertain.  You should consult your tax advisor as to the possible alternative treatments in respect of the Notes.

•      Potential Conflicts—We and our affiliates play a variety of roles in connection with the issuance of the Notes, including acting as calculation agent and hedging our obligations under the Notes.  In performing these duties, the economic interests of the calculation agent and other affiliates of ours are potentially adverse to your interests as an investor in the Notes.

•      Suitability of the Notes for Investment—You should reach a decision to invest in the Notes after carefully considering, with your advisors, the suitability of the Notes in light of your investment objectives and the specific information set out in this pricing supplement, the prospectus supplement, and the prospectus. Neither the Issuer nor Barclays Capital Inc. makes any recommendation as to the suitability of the Notes for investment.

•      Many Economic and Market Factors Will Impact the Value of the Notes—In addition to the prices or levels, as applicable, of the basket components on any day, the value of the Notes will be affected by a number of economic and market factors that may either offset or magnify each other, including:

o      the expected volatility of the price of the physical commodities underlying the basket components, and of the prices of exchange-traded futures contracts for the purchase or delivery of such commodities;

o      the expected volatility of the S&P GSCI® Grains Index Excess Return and its components;

o      the time to maturity of the Notes;

o      interest and yield rates in the market generally;

o      a variety of economic, financial, political, regulatory or judicial events;

o      global supply and demand for the physical commodities underlying the basket components, and supply and demand for exchange-traded futures contracts for the purchase or delivery of such commodities;

o      supply and demand for the Notes; and

o      our creditworthiness, including actual or anticipated downgrades in our credit ratings.

•      Prices of Commodities and Commodity Futures Contracts are Highly Volatile and May Change Unpredictably — Commodity prices are highly volatile and, in many sectors, have experienced unprecedented historical volatility in the past few years. Commodity prices are affected by numerous factors including: changes in supply and demand relationships (whether actual, perceived, anticipated, unanticipated or unrealized); weather; agriculture; trade; fiscal, monetary and exchange control programs; domestic and foreign political and economic events and policies; disease; pestilence; technological developments; changes in interest rates, whether through governmental action or market movements; monetary and other governmental policies, action and inaction; macroeconomic or geopolitical and military events, including political instability in some oil-producing countries; and natural or nuclear disasters. Those events tend to affect prices worldwide, regardless of the location of the event. Market expectations about these events and speculative activity also cause prices to fluctuate. These factors may adversely affect the performance of the basket components and, as a result, the market value of the Notes, and the amount you will receive at maturity or upon redemption.

Moreover, the prices of many of the commodities, particularly energy and agricultural commodities, reached historically high levels in 2009.  Since reaching such highs, prices have fallen precipitously, to approximately 25% of their historic highs, in some cases, and prices have experienced unprecedented volatility since that time.  In the case of many commodities, recent prices have also risen substantially, although they have not reached their historically high levels.  There is no assurance that prices will again reach their historically high levels or that volatility will subside.  It is possible that lower prices, or increased volatility, will adversely affect the performance of basket components and, as a result, the market value of the Notes.

•      Suspension or Disruptions of Market Trading in Commodities and Related Futures May Adversely Affect the Value of the Notes — The commodity futures markets are subject to temporary distortions or other disruptions due to various factors, including the lack of liquidity in the markets, the participation of speculators and government regulation and intervention.  In addition, U.S. futures exchanges and some foreign exchanges have regulations that limit the amount of fluctuation in some futures contract prices that may occur during a single business day.  These limits are generally referred to as “daily price fluctuation limits” and the maximum or minimum price of a contract on any given day as a result of these limits is referred to as a “limit price”.  Once the limit price has been reached in a particular contract, no trades may be made at a price beyond the limit, or trading may be limited for a set period of time.  Limit prices have the effect of precluding trading in a particular contract or forcing the liquidation of contracts at potentially disadvantageous times or prices.  These circumstances could adversely affect the prices or levels of the basket components, therefore, the value of the Notes.

•      Changes in Supply and Demand in the Market for the Futures Contracts Included in the Basket May Adversely Affect the Value of the Notes — Certain of the basket components are linked to the performance of futures contracts on the applicable underlying physical commodities.  Futures contracts are legally binding agreements for the buying or selling of a certain commodity at a fixed price for physical settlement on a future date.  Commodity futures contract prices are subject to similar types of pricing volatility patterns as may affect the specific commodities underlying the futures contracts, as well as additional trading volatility factors that may impact futures markets generally.  Moreover, changes in the supply and demand for commodities, and futures contracts for the purchase and delivery of particular commodities, may lead to differentiated pricing patterns in the market for futures contracts over time.  For example, a futures contract scheduled to expire in the first nearby month may experience more severe pricing pressure or greater price volatility than the corresponding futures contract scheduled to expire in the second nearby month, or vice-versa.  Under such circumstances, and depending on when the specified valuation date occurs, the settlement price of the basket component may be determined by reference to the futures contract expiring in a less favorable month for pricing purposes.  As a result, the value of the Notes may be less than would otherwise be the case if the settlement price of the basket component had been determined by reference to the corresponding futures contract scheduled to expire in a more favorable month for pricing purposes.

•      Certain Basket Components Provide Exposure to Futures Contracts and Not Direct Exposure to Physical Commodities — Certain of the basket components are linked to the performance of futures contracts on the applicable underlying physical commodities or level of an index comprised of futures contracts.  Therefore, the Notes will reflect a return based, in part, on the performance of futures contracts or a level of an index comprised of futures contracts and do not provide exposure to the spot prices in respect of such commodities.  The price of a commodity futures contract reflects the expected value of the commodity upon delivery in the future, whereas the spot price of a commodity reflects the immediate delivery value of the commodity.  A variety of factors can lead to a disparity between the expected future price of a commodity and the spot price at a given point in time, such as the cost of storing the commodity for the term of the futures contract, interest charges incurred to finance the purchase of the commodity and expectations concerning supply and demand for the commodity.  The price movement of a futures contract is typically correlated with the movements of the spot price of the reference commodity, but the correlation is generally imperfect and price moves in the spot market may not be reflected in the futures market (and vice versa).  Accordingly, the Notes may underperform a similar investment that reflects the return on the underlying physical commodities.

•      Future Prices of the Components of the Index That are Different Relative to Their Current Prices May Result in a Lower Level for the Index on the Final Valuation Date — The S&P GSCI® Grains Index Excess Return is composed of commodity futures contracts rather than physical commodities.  Unlike equities, which typically entitle the holder to a continuing stake in a corporation, commodity futures contracts normally specify a certain date for delivery of the underlying physical commodity.  As the exchange-traded futures contracts that comprise the Index approach expiration, they are replaced by similar contracts that have a later expiration.  Thus, for example, a futures contract purchased and held in August may specify an October expiration.  As time passes, the contract expiring in October may be replaced by a contract for delivery in November.  This process is referred to as “rolling”.  If the market for these contracts is (putting aside other considerations) in “backwardation”, which means that the prices are lower in the distant delivery months than in the nearer delivery months, the sale of the October contract would take place at a price that is higher than the price of the November contract, thereby creating a “roll yield”.  The actual realization of a potential roll yield will be dependent upon the level of the related spot price relative to the unwind price of the commodity futures contract at the time of sale of the contract.  While many of the contracts included in the Index have historically exhibited consistent periods of backwardation, backwardation will most likely not exist at all times.  Moreover, certain of the commodities reflected in the Index have historically traded in “contango” markets.  Contango markets are those in which the prices of contracts are higher in the distant delivery months than in the nearer delivery months.  The absence of backwardation in the commodity markets could result in negative “roll yields”, which could adversely affect the level of the S&P GSCI® Grains Index Excess Return and, accordingly, and the payment you receive at maturity or upon redemption.

•      The Notes May Be Subject to Certain Risks Specific to Brent Crude — Brent crude is an energy-related commodity.  Consequently, in addition to factors affecting commodities generally that are described herein and in the prospectus supplement, the Notes may be subject to a number of additional factors specific to energy-related commodities that might cause price volatility.  These may include, among others:

o      changes in the level of industrial and commercial activity with high levels of energy demand;

o      disruptions in the supply chain or in the production or supply of other energy sources;

o      price changes in alternative sources of energy;

o      adjustments to inventory;

o      variations in production and shipping costs;

o      costs associated with regulatory compliance, including environmental regulations; and

o      changes in industrial, government and consumer demand, both in individual consuming nations and internationally.

These factors interrelate in complex ways, and the effect of one factor may offset or enhance the effect of another factor and may adversely affect the market value of the Notes.

•      Futures Contracts on Brent Crude Oil are the Benchmark Crude Oil in European Markets— Because futures contracts on Brent crude oil are the benchmark crude oil contracts in European markets, the reference asset will be affected by economic conditions in Europe, as well as by global economic conditions. A decline in economic activity in Europe, or globally, could result in decreased demand for crude oil and for futures contracts on crude oil, which could adversely affect the value of the reference asset and, therefore, the Notes.

•      The Notes May Be Subject to Certain Risks Specific to Platinum— Platinum is a precious metal. Consequently, in addition to factors affecting commodities generally that are described herein and in the prospectus supplement, the Notes may be subject to a number of additional factors specific to precious metals, and in particular Platinum, that might cause price volatility.  These may include, among others:

o      disruptions in the supply chain, from mining to storage to smelting or refining;

o      adjustments to inventory;

o      variations in production costs, including storage, labor and energy costs;

o      costs associated with regulatory compliance, including environmental regulations; and

o      changes in industrial, government and consumer demand, both in individual consuming nations and internationally.

These factors interrelate in complex ways, and the effect of one factor may offset or enhance the effect of another factor and may adversely affect the market value of the Notes.

•      The Notes May Be Subject to Certain Risks Specific to Agricultural Commodities —The components of the S&P GSCI® Grains Index Excess Return are agricultural commodities.  Consequently, in addition to factors affecting commodities generally that are described herein and in the prospectus supplement, the Notes may be affected by a number of additional factors specific to agricultural commodities that might cause price volatility.  These may include, among others:

o      weather conditions, including floods, drought and freezing conditions;

o      changes in government policies;

o      changes in global demand for food;

o      changes in ethanol or bio-diesel demand;

o      planting decisions; and

o      changes in demand for agricultural products both with end users and as inputs into various industries.

These factors interrelate in complex ways, and the effect of one factor may offset or enhance the effect of another factor and may adversely affect the market value of the Notes.

•      The Notes May Be Subject to Certain Risks Specific to Copper — Copper is an industrial metal.  Consequently, in addition to factors affecting commodities generally that are described herein and in the prospectus supplement, a number of additional factors specific to industrial metals might cause price volatility.  These may include, among others:

o      changes in the level of industrial activity using industrial metals, including the availability of substitutes such as man-made or synthetic substitutes;

o      disruptions in the supply chain, from mining to storage to smelting or refining;

o      adjustments to inventory;

o      variations in production costs, including storage, labor and energy costs;

o      costs associated with regulatory compliance, including environmental regulations; and

o      changes in industrial, government and consumer demand, both in individual consuming nations and internationally.

These factors interrelate in complex ways, and the effect of one factor may offset or enhance the effect of another factor and may adversely affect the market value of the Notes.

•      We Are Under No Obligation to Avoid the Occurrence of a Hedging Disruption Event By Ceasing or Otherwise Restricting Our Trading Activities That We May Engage In On Behalf of Our Customers or For Proprietary Accounts — We and our affiliates expect to engage in trading activities related to the basket components (including the underlying futures contracts and/or physical commodities), futures or options on basket components, or other derivative instruments with returns linked to the performance of the basket components, which activities would be unrelated to the Notes.  We may engage in these trading activities in facilitating transactions, including options and other derivatives transactions, for our and our affiliates’ customers and in accounts under our and our affiliates’ management, as well as for our and our affiliates’ proprietary accounts.  These trading activities may contribute to our aggregate holding of a particular commodity, or derivatives based on prices of that commodity, to which the basket components also relate, which may be subject to a specified position limit set by a regulatory or self-regulatory body, including any exchange or trading facility.  Under the terms of the Notes, we may redeem the Notes in whole (but not in part) at our sole discretion upon the occurrence of a Hedging Disruption Event (as defined herein), which may include when Hedge Positions (as defined herein) would contribute to the breach of such applicable position limits.  See “Hedging Disruption Redemption Event” for more information.  We are under no obligation to cease or otherwise restrict our trading activities that we and our affiliates may engage in on behalf of customers or for proprietary accounts in order to avoid breaching such position limits and to avoid the occurrence of a Hedging Disruption Event.  As a result, these trading activities unrelated to the Notes may result in increasing the likelihood of a Hedging Disruption Redemption Event occurring during the term of the Notes.

•      Our Right to Use Any Non-Proprietary Index May Be Suspended or Terminated—We have been granted, or will be granted, a non-exclusive right to use the S&P GSCI® Grains Index Excess Return and related trademarks or service marks in connection with the Notes. If we breach our obligations under any license, the index sponsor may have the right to terminate the license. If the index sponsor chooses to terminate the license agreement, we may no longer have the right under the terms of the license agreement to use the Index and related trademarks or service marks in connection with the Notes until their maturity.  If our right to use any index to which the Notes are linked is suspended or terminated for any reason, it may become difficult for us to determine the level of the index, payment at maturity or any other amounts payable on your Notes. The calculation agent in this case will determine, in its sole discretion, the index level or the amount payable in respect of your Notes, as applicable.

Description of the S&P GSCI® Grains Index Excess Return

The S&P GSCI® Grains Index Excess Return (the “Index”) is a sub-index of the S&P GSCI® Excess Return Index, and therefore disclosure below relating to the methodology for compiling the S&P GSCI® Excess Return Index accordingly relates as well to the methodology of compiling the Index.  The Index is calculated in the same manner as the S&P GSCI® Excess Return Index, except that (i) the daily contract reference prices, CPWs and “roll weights” used in performing such calculations are limited to those of the commodities included in the Index and (ii) the Index has a separate normalizing constant. The dollar weights and daily contract reference prices used in calculating each such normalizing constant are limited to those of the designated contracts included in the Index.

The table below sets forth the underlying commodities of the Index, as well as the weightings and the exchange on which the relevant futures contract trades. The delivery month associated with each of the contracts included in the Index changes each month because the contract included in the Index at any given time is currently required to be the contract with the closest expiration date (the “front-month contract”). The Index incorporates a methodology for rolling into the contract with the next closest expiration date (the “next-month contract”) each month. The Index gradually reduces the weighting of the front-month contract and increases the weighting of the next-month contract over a five business day period commencing on the fifth business day of the month, so that on the first day of the roll-over the front-month contract represents 80% and the next-month contract represents 20% of the Index, and on the fifth day of the roll-over period (i.e., the ninth business day of the month) the next-month contract represents 100% of the Index. Over time, this monthly roll-over leads to the inclusion of many different individual contracts in the Index. The commodities industry utilizes single-component indices because the purpose of a commodities index is generally to reflect the current market price of the index components by including the front-month futures contract with respect to each component, necessitating a continuous monthly roll-over to a new front-month contract. As the underlying commodity is not static but rather is represented by constantly changing contracts, a single commodity index actually contains a changing series of individual contracts and is regarded by commodities industry professionals as a valuable tool in tracking the change in the value of the underlying commodity over time.

Table of Underlying Commodities

Basket Component	Commodity	Dollar Weights (as of 1/11/2012)	Exchange/Price Source

S&P GSCI® Grains Index Excess Return	Chicago Wheat	26.90%	CBT
	Kansas City Wheat	7.53%	KBT
	Corn	43.65%	CBT
	Soybeans	21.92%	CBT

Level of the Index

The Index incorporates the returns of those contracts in the S&P GSCI® that comprise the Index and the discount or premium obtained by rolling hypothetical positions in those contracts forward as they approach delivery. The level of the Index on any S&P GSCI® business day is equal to the product of (1) the level of the Index on the immediately preceding S&P GSCI® business day multiplied by (2) one plus the contract daily return. The contract daily return on any given day is equal to the sum, for each of the commodities included in the Index, of the applicable daily contract reference price on the relevant contract multiplied by the appropriate contract production weight and the appropriate roll weight, divided by the total dollar weight of the Index on the preceding day, minus one.   The daily contract reference price is the price of the relevant contract that is used as a reference or benchmark by market participants. The contract production weight is calculated based on the total quantity traded for the relevant contract as compared to the world or regional production average, as applicable, of the underlying commodity. The roll weight of a commodity reflects the adjustments necessary because positions in futures contracts must be liquidated or rolled forward into more distant contract expirations as they approach expiration.

For reference purposes only, the closing level of the Index on the pricing date and the final valuation date may be seen using the Bloomberg ticker as described below.  However, if there is any discrepancy between the levels specified on Bloomberg and those determined by the calculation agent in accordance with the information set forth under “Reference Asset” above, the levels determined by the calculation agent shall prevail.

♦   With respect to the S&P GSCI® Grains Index Excess Return, the closing value of the S&P GSCI® Grains Index Excess Return published at the regular weekday close of trading on the relevant date as displayed on Bloomberg Professional® service page “SPGCGRP <Index>” or any successor page on Bloomberg Professional® service or any successor service, as applicable.

The S&P GSCI®

The S&P GSCI® Spot Index (the “S&P GSCI”) is an index on a production-weighted basket of futures contracts on physical commodities traded on trading facilities in countries that are members of the Organization for Economic Cooperation and Development (“OECD”). The S&P GSCI is designed to be a measure of the performance over time of the markets for these commodities. The only commodities represented in the S&P GSCI are those physical commodities on which active and liquid contracts are traded on trading facilities in countries that are members of the OECD. The commodities represented in the S&P GSCI are weighted, on a production basis, to reflect their relative significance (in the view of S&P, in consultation with the Index

Committee, which is described below) to the world economy. The fluctuations in the value of the S&P GSCI are intended generally to correlate with changes in the prices of such physical commodities in global markets. The value of the S&P GSCI has been normalized such that its hypothetical level on January 2, 1970 was 100.

The contracts to be included in the S&P GSCI at any given time must satisfy several sets of eligibility criteria established by S&P. First, S&P identifies those contracts that meet the general criteria for eligibility. Second, the contract volume and weight requirements are applied and the number of contracts is determined, which serves to reduce the list of eligible contracts. At that point, the list of designated contracts for the relevant period is complete. The composition of the S&P GSCI is also reviewed on a monthly basis by S&P.

Set forth below is a summary of the composition of and the methodology used to calculate the S&P GSCI. The methodology for determining the composition and weighting of the S&P GSCI and for calculating its value is subject to modification in a manner consistent with the purposes of the S&P GSCI. S&P makes the official calculations of the S&P GSCI.

The S&P GSCI® Excess Return is reported by Bloomberg under the ticker symbol “SPGSCIP<Index>”.  Although the following discussion is largely framed in terms of the S&P GSCI it is, except as otherwise noted, equally applicable to the related S&P GSCI® Excess Return.  The S&P GSCI® Spot Return is reported by Bloomberg under the ticker symbol SPGSCI<Index>”.

The Index Committee and the Index Advisory Panel

S&P has established an index committee (the “Index Committee”) to oversee the daily management and operations of the S&P GSCI, and is responsible for all analytical methods and calculation in the indices.  At each meeting, the Index Committee reviews any issues that may affect the components of the S&P GSCI, statistics comparing its composition to the market, commodities being considered for addition and any significant market events. In addition, the Index Committee may revise index policy covering rules for selecting commodities, or other matters. S&P considers information about changes to the indices and related matters to be potentially market moving and material. Therefore, all Index Committee discussions are confidential.

S&P has also established an index advisory panel (the “Index Advisory Panel”) to assist it in connection with the operation of the S&P GSCI. The Index Advisory Panel meets on an annual basis and at other times at the request of the Index Committee. The principal purpose of the Index Advisory Panel is to advise the Index Committee with respect to, among other things, the calculation of the S&P GSCI, the effectiveness of the S&P GSCI as a measure of commodity futures market performance and the need for changes in the composition or methodology of the S&P GSCI. The Index Advisory Panel acts solely in an advisory and consultative capacity; all decisions with respect to the composition, calculation and operation of the S&P GSCI are made by the Index Committee. Certain of the members of the Index Advisory Panel may be affiliated with clients of S&P. Also, certain of the members of the Index Advisory Panel may be affiliated with entities which from time to time may have investments linked to the S&P GSCI, either through transactions in the contracts included in the S&P GSCI, futures contracts on the S&P GSCI or derivative products linked to the S&P GSCI.

Composition of the S&P GSCI

In order to be included in the S&P GSCI, a contract must satisfy the following eligibility criteria:

(1)	The contract must:

(a) be in respect of a physical commodity (rather than a financial commodity);

(b) have a specified expiration or term, or provide in some other manner for delivery or settlement at a specified time, or within a specified period, in the future; and

(c) at any given point in time, be available for trading at least five months prior to its expiration or such other date or time period specified for delivery or settlement.

(2)	The commodity must be the subject of a contract that:

(a) is denominated in U.S. dollars;

(b)

is traded on or through an exchange, facility or other platform (referred to as a “trading facility”) that has its principal place of business or operations in a country that is a member of the OECD and:

•

makes price quotations generally available to its members or participants (and, if S&P is not such a member or participant, to S&P) in a manner and with a frequency that is sufficient to provide reasonably reliable indications of the level of the relevant market at any given point in time;

• makes reliable trading volume information available to S&P with at least the frequency required by S&P to make the monthly determinations;

• accepts bids and offers from multiple participants or price providers; and

• is accessible by a sufficiently broad range of participants; and

(c)

is traded on a trading facility which allows market participants to execute spread transactions through a single order entry between pairs of contract expirations included in the S&P GSCI that, at any given point in time, will be involved in the rolls to be affected in the next three roll periods.

(3)

The price of the relevant contract that is used as a reference or benchmark by market participants (referred to as the “daily contract reference price”) generally must have been available on a continuous basis for at least two years prior to the proposed date of inclusion in the S&P GSCI. In appropriate circumstances, however, S&P, in consultation with the Index Committee, may determine that a shorter time period is sufficient or that historical daily contract reference prices for such contract may be derived from daily contract reference prices for a similar or related contract. The daily contract reference price may be (but is not required to be) the settlement price or other similar price published by the relevant trading facility for purposes of margining transactions or for other purposes.

(4)

At and after the time a contract is included in the S&P GSCI, the daily contract reference price for such contract must be published between 10:00 a.m. and 4:00 p.m., New York City time on each contract business day by the trading facility on or through which it is traded and must generally be available to all members of, or participants in, such facility (and S&P) on the same day from the trading facility or through a recognized third-party data vendor. Such publication must include, at all times, daily contract reference prices for at least one expiration or settlement date that is five months or more from the date the determination is made, as well as for all expiration or settlement dates during such five-month period.

(5)	Volume data with respect to such contract must be available for at least the three months immediately preceding the date on which the determination is made.

(6)

A contract that is not included in the S&P GSCI at the time of determination and that is based on a commodity that is not represented in the S&P GSCI at such time must, in order to be added to the S&P GSCI at such time, have a total dollar value traded, over the relevant period, as the case may be and annualized, of at least US$15 billion. The total dollar value traded is the dollar value of the total quantity of the commodity underlying transactions in the relevant contract over the period for which the calculation is made, based on the average of the daily contract reference prices on the last day of each month during the period.

(7)

A contract that is already included in the S&P GSCI at the time of determination and that is the only contract on the relevant commodity included in the S&P GSCI must, in order to continue to be included in the S&P GSCI after such time, have a total dollar value traded, over the relevant period, as the case may be and annualized, of at least US$5 billion and at least US$10 billion during at least one of the three most recent annual periods used in making the determination.

(8)

A contract that is not included in the S&P GSCI at the time of determination and that is based on a commodity on which there are one or more contracts already included in the S&P GSCI at such time must, in order to be added to the S&P GSCI at such time, have a total dollar value traded, over the relevant period, as the case may be and annualized, of at least US$30 billion.

(9)

A contract that is already included in the S&P GSCI at the time of determination and that is based on a commodity on which there are one or more contracts already included in the S&P GSCI at such time must, in order to continue to be included in the S&P GSCI after such time, have a total dollar value traded, over the relevant period, as the case may be and annualized, of at least US$10 billion and at least US$20 billion during at least one of the three most recent annual periods used in making the determination.

(10)

A contract that is already included in the S&P GSCI at the time of determination must, in order to continue to be included after such time, have a reference percentage dollar weight of at least 0.10%. The reference percentage dollar weight of a contract is determined by multiplying the CPW (defined below) of a contract by the average of its daily contract reference prices on the last day of each month during the relevant period. These amounts are summed for all contracts included in the S&P GSCI and each contract’s percentage of the total is then determined.

(11)	A contract that is not included in the S&P GSCI at the time of determination must, in order to be added to the S&P GSCI at such time, have a reference percentage dollar weight of at least 1.00%.

(12)	In the event that two or more contracts on the same commodity satisfy the eligibility criteria,

(a)

such contracts will be included in the S&P GSCI in the order of their respective total quantity traded during the relevant period (determined as the total quantity of the commodity underlying transactions in the relevant contract), with the contract having the highest total quantity traded being included first, provided that no further contracts will be included if such inclusion would result in the portion of the S&P GSCI attributable to such commodity exceeding a particular level; and

(b)

if additional contracts could be included with respect to several commodities at the same time, the procedure in paragraph 12(a) above is first applied with respect to the commodity that has the smallest portion of the S&P GSCI attributable to it at the time of determination. Subject to the other eligibility criteria set forth above, the contract with the highest total quantity traded on such commodity will be included. Before any additional contracts on the same commodity or on any other commodity are included, the portion of the S&P GSCI attributable to all commodities is recalculated. The selection procedure described above is then repeated with respect to the contracts on the commodity that then has the smallest portion of the S&P GSCI attributable to it.

Currently, 24 contracts meet the requirements for inclusion in the S&P GSCI.

Contracts Included in the S&P GSCI for 2011 and 2012

Trading Facility	Commodity (Contract)	Ticker(1)	2011 Contract Production Weight	2012 Contract Production Weight	2011 Reference Percentage Dollar Weight(2)	2012 Reference Percentage Dollar Weight

CBT(3)	Wheat (Chicago)	W	18,188.56	18,217.58	3.00%	3.28%
KBT(4)	Wheat (Kansas)	KW	4,134.2	5,004.071	0.69%	0.83%
CBT	Corn	C	28,210.87	29,648.15	3.37%	4.50%
CBT	Soybeans	S	7,708.699	8,037.317	2.36%	2.49%
ICE - US(5)	Coffee “C”	KC	16,710	17,406.22	0.76%	1.00%
ICE - US	Sugar #11	SB	340,773.4	344,724.8	2.25%	2.29%
ICE - US	Cocoa	CC	4.015306	4.116321	0.39%	0.30%
ICE - US	Cotton #2	CT	51,632.55	53,411.21	1.24%	1.76%
CME(6)	Lean Hogs	LH	70,271.76	72,823.44	1.59%	2.44%
CME	Cattle (Live)	LC	91,458.23	92,591.82	2.59%	0.42%
CME	Cattle (Feeder)	FC	13,417.1	13,596.46	0.44%	1.47%
NYM(7)/ICE	Oil (WTI Crude)	CL	14,314	13,557.23	34.71%	32.59%
NYM	Oil (#2 Heating)	HO	72,571.85	71,569.8	4.66%	4.92%
NYM	Oil (RBOB)	RB	72,504.78	73,694.1	4.67%	4.76%
ICE – UK	Oil (Brent Crude)	LSO	6,262.977	6,959.701	15.22%	15.93%
ICE - UK	Oil (Gasoil)	LGO	313.6761	359.2745	6.30%	6.67%
NYM/ICE	Natural Gas	NG	28,797.24	28,984.31	4.20%	2.98%
LME(8)	Aluminum (High Gd. Prim.)	MAL	41.288	42.53	2.70%	2.51%
LME	Copper (Grade A)	MCU	16.62	17.14	3.66%	3.70%
LME	Standard Lead	MPB	7.574	7.872	0.51%	0.46%
LME	Primary Nickel	MNI	1.286	1.352	0.82%	0.77%
LME	Zinc (Spl. High Grade)	MZN	10.68	11.04	0.72%	0.60%
CMX	Gold	GC	78.12632	76.58309	2.80%	2.79%
CMX	Silver	SI	649.4452	665.5205	0.36%	0.54%

____

(1)	Tickers are Reuters RIC Codes.
(2)	Using the ARCP’s for the 2011 Annual Calculation Period.
(3)	Chicago Board of Trade (USA)
(4)	Kansas Board of Trade (USA)
(5)	ICE Futures Europe (UK)
(6)	Chicago Mercantile Exchange (USA)
(7)	New York Mercantile Exchange (USA)
(8)	London Metal Exchange (UK)
(9)	COMEX (USA)

The quantity of each of the contracts included in the S&P GSCI is determined on the basis of a five-year average (referred to as the “world production average”) of the production quantity of the underlying commodity as published by sources of information determined by S&P, including the United Nations Statistical Yearbook, the United Nations Industrial Commodity Statistics Yearbook and other official sources. However, if a commodity is primarily a regional commodity, based on its production, use, pricing, transportation or other factors, S&P may calculate the weight of such commodity based on regional, rather than world, production data.

The five-year moving average is updated annually for each commodity included in the S&P GSCI, based on the most recent five-year period (ending approximately one-and-one-half years prior to the date of calculation and moving backwards) for which complete data for all commodities is available. The contract production weights (“CPWs”) used in calculating the S&P GSCI are derived from world or regional production averages, as applicable, of the relevant commodities, and are calculated based on the total quantity traded for the relevant contract and the world or regional production average, as applicable, of the underlying commodity.

However, if the volume of trading in the relevant contract, as a multiple of the production levels of the commodity, is below specified thresholds, the CPW of the contract is reduced until the threshold is satisfied. This is designed to ensure that trading in each such contract is sufficiently liquid relative to the production of the commodity.

In addition, S&P performs this calculation on a monthly basis and, if the multiple of any contract is below the prescribed threshold, the composition of the S&P GSCI is reevaluated, based on the criteria and weighting procedure described above. This procedure is undertaken to allow the S&P GSCI to shift from contracts that have lost substantial liquidity into more liquid contracts during the course of a given year. As a result, it is possible that the composition or weighting of the S&P GSCI will change on one or more of these monthly valuation dates. In addition, regardless of whether any changes have occurred during the year, S&P reevaluates the composition of the S&P GSCI at the conclusion of each year, based on the above criteria. Other commodities that satisfy such criteria, if any, will be added to the S&P GSCI. Commodities included in the S&P GSCI which no longer satisfy such criteria, if any, will be deleted.

S&P also determines whether modifications in the selection criteria or the methodology for determining the composition and weights of and for calculating the S&P GSCI are necessary or appropriate in order to assure that the S&P GSCI represents a measure of commodity market performance and to preserve and enhance S&P GSCI’s tradability. S&P has the discretion to make any such modifications. We do not have any obligation to notify you if S&P changes the composition of the S&P GSCI, the methodology of calculating the value of the S&P GSCI or any other policies of S&P relevant to the S&P GSCI.

The following table illustrates the changes in the year-end percentage dollar weights of each subsector included in the S&P GSCI from December 31, 1991 until December 31, 2011:

Historical Composition of the S&P GSCI

	Energy	Industrial Metals	Precious Metals	Agriculture	Livestock
December 31, 1991	48.0%	5.9%	2.4%	21.1%	22.7%
December 31, 1992	48.9%	6.1%	2.4%	18.6%	24.0%
December 31, 1993	39.6%	6.3%	3.0%	24.7%	26.4%
December 31, 1994	48.8%	8.2%	2.6%	20.8%	19.6%
December 31, 1995	53.5%	7.9%	2.6%	25.3%	10.6%
December 31, 1996	61.5%	6.4%	2.4%	19.6%	10.1%
December 31, 1997	55.3%	7.2%	2.4%	24.0%	11.1%
December 31, 1998	46.9%	9.2%	3.8%	28.1%	12.0%
December 31, 1999	60.3%	8.5%	2.6%	18.1%	10.5%
December 31, 2000	66.8%	6.4%	2.0%	16.1%	8.7%
December 31, 2001	58.6%	7.8%	2.8%	19.6%	11.2%
December 31, 2002	67.4%	5.6%	2.5%	16.9%	7.7%
December 31, 2003	66.8%	7.4%	2.5%	17.0%	6.3%
December 31, 2004	71.1%	7.8%	2.2%	12.2%	6.6%
December 31, 2005	75.7%	7.2%	2.0%	10.3%	5.0%
December 31, 2006	68.4%	11.1%	2.5%	13.4%	4.7%
December 31, 2007	73.8%	7.1%	2.2%	13.3%	3.6%
December 31, 2008	65.2%	6.4%	3.8%	18.8%	5.8%
December 31, 2009	70.2%	8.2%	3.1%	14.4%	4.1%
December 31, 2010	66.5%	8.3%	3.4%	17.4%	4.3%
December 31, 2011	70.5%	6.6%	3.5%	14.7%	4.7%

Copyright Standard & Poor’s Financial Services LLC. Used by permission

Contract Expirations

Because the S&P GSCI is comprised of actively traded contracts with scheduled expirations, it can only be calculated by reference to the prices of contracts for specified expiration, delivery or settlement periods, referred to as “contract expirations”. The contract expirations included in the S&P GSCI for each commodity during a given year are designated by S&P, provided that each such contract must be an “active contract”. An “active contract” for this purpose is a liquid, actively traded contract expiration, as defined or identified by the relevant trading facility or, if no such definition or identification is provided by the relevant trading facility, as defined by standard custom and practice in the industry. The relative liquidity of the various active contracts is one of the factors that may be taken into consideration in determining which of them S&P includes in the S&P GSCI.

If a trading facility deletes one or more contract expirations, the S&P GSCI will be calculated during the remainder of the year in which such deletion occurs on the basis of the remaining contract expirations designated by S&P. If a trading facility ceases trading in all contract expirations relating to a particular contract, S&P may designate a replacement contract on the commodity. The replacement contract must satisfy the eligibility criteria for inclusion in the S&P GSCI. To the extent practicable, the replacement will be effected during the next monthly review of the composition of the S&P GSCI. If that timing is not practicable, S&P will determine the date of the replacement and will consider a number of factors, including the differences between the existing contract and the replacement contract with respect to contractual specifications, contract expirations and other matters.

Value of the S&P GSCI

The value of the S&P GSCI on any given day is equal to the total dollar weight of the S&P GSCI divided by a normalizing constant that assures the continuity of the S&P GSCI over time. The total dollar weights of the S&P GSCI is the sum of the dollar weight of each of the components of the S&P GSCI. The dollar weight of each such component on any S&P GSCI business day is equal to:

•                  the daily contract reference price,

•                  multiplied by the appropriate CPW, and

•                  during a roll period, the appropriate “roll weight” (discussed below).

Daily Contract Reference Price

The daily contract reference price used in calculating the dollar weight of each component of the S&P GSCI on any given day is the most recent daily contract reference price made available by the relevant trading facility, except that if the exchange is closed or otherwise fails to publish a daily contract reference price on that day or if the trading facility fails to make a daily contract reference price available or publishes a daily contract reference price that, in the reasonable judgment of S&P, reflects manifest error, the relevant calculation will be delayed until the price is made available or corrected. However, if the price is not made available or corrected by 4:00 p.m., New York City time, S&P, if it deems such action to be appropriate under the circumstances, will determine the appropriate daily contract reference price for the applicable futures contract in its reasonable judgment for purposes of the relevant S&P GSCI Index calculation. The initial value of the S&P GSCI was normalized such that its hypothetical level on January 2, 1970 was 100.

Roll Weights and Roll Periods

The “roll weight” of a commodity reflects the fact that the positions in futures contracts must be liquidated or rolled forward into more distant contract expirations as they approach expiration. If actual positions in the relevant markets were rolled forward, the roll would likely need to take place over a period of days. Since the S&P GSCI is designed to replicate the performance of actual investments in the underlying contracts, the rolling process incorporated in the S&P GSCI takes place over a number of business days during each month (referred to as a “roll period”). On each day of the roll period, the “roll weights” of the current contract expirations and the next contract expiration (the next contract as designated by the index rules) into which it is rolled are adjusted, so that the hypothetical position in the contract on the commodity that is included in the index is gradually shifted from the current contract expiration to the next contract expiration (the next contract as so designated). The roll period applicable to the S&P GSCI occurs from the fifth to ninth S&P GSCI business days of each month which are days on which the indices are calculated, as determined by NYSE Euronext Holiday & Hours schedule.

If on any day during a roll period any of the following conditions exists, the portion of the roll that would have taken place on that day is deferred until the next day on which such conditions do not exist:

•                  if, with respect to any current contract expiration and the next contract expiration, the S&P GSCI business day on which the roll is intended to occur is not a day on which the trading facility on or through which the given contract expirations are traded is scheduled to be open for trading for at least three hours, these contract expirations are not available for trading during these hours or no daily contract reference price is published by the trading facility for a given contract expiration;

•                  any such price represents the maximum or minimum price for such contract month, based on exchange price limits (referred to as a “Limit Price”);

•                  the daily contract reference price published by the relevant trading facility, in the reasonable judgment of S&P, reflects manifest error and such error is not corrected by the S&P GSCI settlement time or such price is not published by 4:00 p.m., New York City time. In that event, S&P may, but is not required to, determine a daily contract reference price and complete the relevant portion of the roll based on such price; provided, that, if the trading facility publishes a price or a corrected price before the opening of trading on the next day, S&P will revise the portion of the roll accordingly; or

•                  trading in the relevant contract terminates prior to its scheduled closing time and does not resume at least ten minutes prior to, and continue until, the scheduled closing time.

License Agreement

The Notes are not sponsored, endorsed, sold or promoted by Standard & Poor’s Financial Services LLC (“S&P”). S&P does not make any representation or warranty, express or implied, to the owners of the Notes or any member of the public regarding the advisability of investing in the Notes or the ability of the S&P GSCI or any of its sub-indices to track general stock market performance.

S&P’s only relationship to Barclays Bank PLC is the licensing of certain trademarks and trade names of S&P and of the S&P GSCI® Grains Index Excess Return, which is determined, composed and calculated by S&P without regard to Barclays Bank PLC or the Notes. S&P has no obligation to take the needs of Barclays Bank PLC or the owners of the Notes into consideration in determining, composing or calculating the S&P GSCI® Grains Index Excess Return.  S&P is not responsible for and has not participated in the determination of the timing of, prices at, or quantities of the Notes to be issued or in the determination or calculation of the equation by which the Notes are to be converted into cash.  S&P has no obligation or liability in connection with the administration, marketing or trading of the Notes.

S&P DOES NOT GUARANTEE THE ACCURACY AND/OR THE COMPLETENESS OF THE INDEX OR ANY DATA INCLUDED THEREIN AND S&P SHALL HAVE NO LIABILITY FOR ANY ERRORS, OMISSIONS, OR INTERRUPTIONS THEREIN.  S&P MAKES NO WARRANTY, EXPRESS OR IMPLIED, AS TO RESULTS TO BE OBTAINED BY BARCLAYS BANK PLC, OWNERS OF THE NOTES OR ANY OTHER PERSON OR ENTITY FROM THE USE OF THE INDEX OR ANY DATA INCLUDED THEREIN. S&P MAKES NO EXPRESS OR IMPLIED WARRANTIES, AND EXPRESSLY DISCLAIMS ALL WARRANTIES OF MERCHANTABILITY OR FITNESS FOR A PARTICULAR PURPOSE OR USE WITH RESPECT TO THE INDEX OR ANY DATA INCLUDED THEREIN. WITHOUT LIMITING ANY OF THE FOREGOING, IN NO EVENT SHALL S&P HAVE ANY LIABILITY FOR ANY SPECIAL, PUNITIVE, INDIRECT, OR CONSEQUENTIAL DAMAGES (INCLUDING LOST PROFITS), EVEN IF NOTIFIED OF THE POSSIBILITY OF SUCH DAMAGES.

S&P GSCI®, S&P GSCI® Index, S&P GSCI® Total Return Index, S&P GSCI® Grains Index Excess Return and S&P GSCI® Commodity Index are trademarks of The McGraw-Hill Companies, Inc. and have been licensed for use by Barclays Bank PLC.

We have derived substantially all of the information contained in this pricing supplement regarding the Index including, without limitation, its make up, its method of calculation and changes in its components and its historical closing values, from publicly available information. Such information reflects the policies of, and is subject to change by, the sponsor(s) or publisher of the Index. The Index is developed, calculated and maintained by its sponsor(s) and/or publisher. In connection with the offering of the Notes, neither we nor any of our agents have participated in the preparation of the information described in the preceding paragraphs or made any due diligence inquiry with respect to the Index, its sponsors or publishers. Neither we nor any of our agents makes any representation or warranty as to the accuracy or completeness of such information or any other publicly available information regarding the Index or any of its sponsors or publishers. Furthermore, we cannot give any assurance that all events occurring prior to the date of this pricing supplement (including events that would affect the accuracy or completeness of the publicly available information described in the preceding paragraphs) that would affect the level of the Index (and therefore the level of the Index at the time we price the Notes) have been publicly disclosed. Subsequent disclosure of any such events or the disclosure of or failure to disclose material future events concerning the sponsor of the Index could affect the payments at maturity or any other amounts payable on your Notes, and therefore the market value of the Notes in the secondary market, if any.

Change in Law Redemption Event

Upon the occurrence of a Change in Law that, in our sole determination, would, or is reasonably likely to:  (i) have an adverse effect upon, or otherwise require us or our affiliates to unwind or terminate, in whole or in part, any of the positions, transactions or contractual arrangements pursuant to which we or our affiliates have hedged, individually or on a portfolio basis, our obligations under the Notes; or (ii) restrict our ability, or make it reasonably impracticable, to maintain existing hedging positions, enter into future transactions or contractual arrangements, or to establish or modify positions, to hedge, individually or on a portfolio basis, our obligations under the Notes, we may, but are not obligated to, redeem the Notes in whole (but not in part) in accordance with the provisions set forth herein.

For purposes of the above, “Change in Law” means (i) the adoption of, or change in, any applicable law, rule, regulation, or order by any court, tribunal, regulatory authority or exchange, or (ii) the promulgation or withdrawal of, or any change in, the interpretation by any court, tribunal, regulatory authority or exchange, or the issuance, revocation or modification of any applicable law, rule, regulation, order, exemption, position limit or “no-action” position of any regulatory authority or exchange, with competent jurisdiction of any applicable law, rule or regulation, interpretation, order or position occurring, in each case as set forth in (i) and (ii) above, after the pricing date. For the avoidance of doubt, if a Change in Law becomes effective only after a specified transition period, the occurrence of a Change in Law is not the date on which such Change in Law becomes effective but rather the date on which the Change in Law was officially adopted or enacted by the relevant body.

Hedging Disruption Redemption Event

We may, but are not obligated to, redeem the Notes in whole (but not in part) at our sole discretion upon the occurrence of a Hedging Disruption Event.  A “Hedging Disruption Event” means that we determine that we or our affiliates are unable or will become unable, after using commercially reasonable efforts, to either: (a) acquire, establish, re-establish, substitute, maintain, unwind or dispose of any (i) positions or contracts in securities, options, futures, derivatives or foreign exchange, (ii) loans of stock or other securities or (iii) (without limiting the generality of the foregoing) any other instruments or arrangements, in each case of (i) through (iii), the purpose of which is to hedge, individually or on a portfolio basis, a portion or all of our obligations under the Notes (each, a “Hedge Position” and collectively, the “Hedge Positions”), including, without limitation, where such Hedge Positions would contribute to the breach of applicable position limits set by any regulatory or self-regulatory body, including any exchange or trading facility, whether on a standalone basis or as a result of any adjustment(s) to the commodity exposure incurred by us under the Notes; or (b) freely realize, recover, receive, repatriate, remit or transfer the proceeds of the Hedge Positions or the Notes.

Redemption Notice

If we elect to redeem the Notes following a Change in Law Redemption Event or a Hedging Disruption Event, we will deliver written notice as promptly as possible of such election to redeem to the Depository Trust Company (“DTC”) and to The Bank of New York Mellon, the trustee under the Senior Debt Indenture dated September 16, 2004 (the “Trustee”) (the date of such delivery being the “Notice Date”). In this scenario, the final valuation date will be deemed to be the Notice Date, and the Notes will be redeemed on the fifth business day following such deemed final valuation date, subject to market disruption events, at an amount equal to the redemption amount.

Historical Information

The following graphs set forth the historical performance of the basket components based on the daily settlement prices or closing levels, as applicable, from January 7, 2002 through January 11, 2012 in respect of Brent Crude, Platinum, Copper and the S&P GSCI® Grains Index Excess Return.  The settlement prices or closing level, as applicable, on January 11, 2012 were USD 112.24/barrel in respect of Brent Crude, USD 1,489.00/troy ounce in respect of Platinum, USD 7,689.50/tonne in respect of Copper and 41.51676 in respect of the S&P GSCI® Grains Index Excess Return.

We obtained the settlement prices or closing levels, as applicable, of the basket components below from Bloomberg, L.P.  We make no representation or warranty as to the accuracy or completeness of the information obtained from Bloomberg, L.P.  The historical prices of the basket components should not be taken as an indication of future performance, and no assurance can be given as to the prices or levels of the basket components on any day during the term of the Notes, including the final valuation date.  We cannot give you assurance that the performance of the basket components will result in the return of any of your initial investment.

PAST PERFORMANCE IS NOT INDICATIVE OF FUTURE RESULTS.

 PAST PERFORMANCE IS NOT INDICATIVE OF FUTURE RESULTS.

 PAST PERFORMANCE IS NOT INDICATIVE OF FUTURE RESULTS.

PAST PERFORMANCE IS NOT INDICATIVE OF FUTURE RESULTS.

Certain Employee Retirement Income Security Act Considerations

Your purchase of a Note in an Individual Retirement Account (an “IRA”), will be deemed to be a representation and warranty by you, as a fiduciary of the IRA and also on behalf of the IRA, that (i) neither the issuer, the placement agent nor any of their respective affiliates has or exercises any discretionary authority or control or acts in a fiduciary capacity with respect to the IRA assets used to purchase the Note or renders investment advice (within the meaning of Section 3(21)(A)(ii) of the Employee Retirement Income Security Act (“ERISA”)) with respect to any such IRA assets and (ii) in connection with the purchase of the Note, the IRA will pay no more than “adequate consideration” (within the meaning of Section 408(b)(17) of ERISA) and in connection with any redemption of the Note pursuant to its terms will receive at least adequate consideration, and, in making the foregoing representations and warranties, you have (x) applied sound business principles in determining whether fair market value will be paid, and (y) made such determination acting in good faith.

Supplemental Plan of Distribution

JPMorgan Chase Bank, N.A. and JPMorgan Securities LLC will act as placement agents for the Notes pursuant to separate placement agency agreements with the issuer and will receive a fee pursuant to its agreement that will not exceed $12.50 per $1,000 principal amount Note. JPMorgan Securities LLC may act on behalf of an affiliate and may reallow all or a portion of fees received in connection with the distribution of the Notes to such affiliate.